Exhibit 99.2

ADDENDUM TO THE

Loan Agreement

“Agreement”

of

November 15, 2023

between

NLS Pharmaceutics AG

The Circle 6

8058 Zürich

Switzerland	“Borrower”

and

Ronald Hafner

Weinbergstrasse 72

8703 Erlenbach ZH

Switzerland	“Lender”

(Borrower and Lender each a ʺPartyʺ

collectively the ʺPartiesʺ)

Whereas:

A.	The Parties entered into a loan agreement with the loan amount of CHF 250,000.00 and accrued interest thereon (if any) (“Loan Amount”) dated November 15, 2023 as provided in Annex A (“Loan Agreement”).

B.	The Parties intend to amend the Loan Agreement based on the terms and conditions of this Agreement. If not provided herein otherwise, the Loan Agreement shall remain unchanged.

C.	The amendments provided in this Agreement shall become effective on May 13, 2024 (“Effective Date”).

D.	Defined terms used herein and not defined otherwise shall have the same meaning ascribed to such terms in the Loan Agreement.

NOW, THEREFORE, the Parties agree as follows:

1.	Maturity Date Extension

The Maturity Date of the Loan Agreement shall be extended until June 30, 2025. For the avoidance of doubt, the Maturity Date provided in section 4 (ii) in the Loan Agreement shall remain unchanged.

2.	Miscellaneous

This Agreement shall enter into force on the Effective Date.

The other terms of the Loan Agreement shall remain unchanged.

This Agreement shall in all respects be governed by and construed in accordance with the substantive laws of Switzerland.

All disputes arising out of or in connection with this Agreement, including disputes regarding its conclusion, validity, binding effect, amendment, breach, termination or rescission shall be subject to the exclusive jurisdiction of the ordinary courts of Zurich, canton of Zurich, Switzerland, venue being Zurich 1.

[signature page and annex follows]

IN WITNESS WHEREOF, the Parties have signed this Agreement on the date first written above:

Borrower: NLS Pharmaceutics AG

/s/ Alexander Zwyer	/s/ Elena Thyen
Name: Alexander Zwyer	Name: Elena Thyen
Function: CEO	Function: CFO

Lender:

/s/ Ronald Hafner
Ronald Hafner

Annex A: Loan Agreement.